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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                         OAO Technology Solutions, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)
                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)
                                   67082B 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Louis N. Mintz
                             c/o J.F. Lehman Company
                                 450 Park Avenue
                            New York, New York 10022
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 August 11, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. /__ /

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)

                                 SCHEDULE 13D/A

CUSIP NO. 67082B 10 5                                         Page 2 of 10 Pages

--------------------------------------------------------------------------------
(1)     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Terrapin Partners Holding Company LLC
--------------------------------------------------------------------------------
(2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) /__ /
        Not applicable.                                                (b) /__ /
--------------------------------------------------------------------------------
(3)     SEC USE ONLY

--------------------------------------------------------------------------------
(4)     SOURCE OF FUNDS (See Instructions)

         WC
--------------------------------------------------------------------------------
(5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e)

         Not applicable.                                                   /__ /
--------------------------------------------------------------------------------
(6)     CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                                     (7)  SOLE VOTING POWER

             NUMBER OF                    None
               SHARES                 ------------------------------------------
            BENEFICIALLY             (8)  SHARED VOTING POWER
             OWNED BY
               EACH                       8,925,214
             REPORTING                ------------------------------------------
            PERSON WITH              (9)  SOLE DISPOSITIVE POWER

                                          None
                                    --------------------------------------------
                                    (10)  SHARED DISPOSITIVE POWER

                                          8,584,164
--------------------------------------------------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,925,214
--------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

         Not applicable.                                                   /__ /
--------------------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         51.0%
--------------------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A

CUSIP NO. 67082B 10 5                                         Page 3 of 10 Pages

--------------------------------------------------------------------------------
(1)     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        John F. Lehman
--------------------------------------------------------------------------------
(2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) /__ /
        Not applicable.                                                (b) /__ /
--------------------------------------------------------------------------------
(3)     SEC USE ONLY

--------------------------------------------------------------------------------
(4)     SOURCE OF FUNDS (See Instructions)

        WC
--------------------------------------------------------------------------------
(5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e)

         Not applicable.                                                   /__ /
--------------------------------------------------------------------------------
(6)     CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
                                      (7)  SOLE VOTING POWER

             NUMBER OF                     61,500
               SHARES                 ------------------------------------------
            BENEFICIALLY              (8)  SHARED VOTING POWER
             OWNED BY
               EACH                        8,925,214
             REPORTING                ------------------------------------------
            PERSON WITH              (9)  SOLE DISPOSITIVE POWER

                                           61,500
                                     -------------------------------------------
                                    (10)  SHARED DISPOSITIVE POWER

                                          8,584,164

--------------------------------------------------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,986,714
--------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

         Not applicable.                                                   /__ /
--------------------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         51.2%
--------------------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A

CUSIP NO. 67082B 10 5                                         Page 4 of 10 Pages

--------------------------------------------------------------------------------
(1)     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Donald Glickman
--------------------------------------------------------------------------------
(2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) /__ /
        Not applicable.                                                (b) /__ /
--------------------------------------------------------------------------------
(3)     SEC USE ONLY

--------------------------------------------------------------------------------
(4)     SOURCE OF FUNDS (See Instructions)

        WC
--------------------------------------------------------------------------------
(5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e)

        Not applicable.                                                    /__ /
--------------------------------------------------------------------------------
(6)     CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
                                      (7)  SOLE VOTING POWER

             NUMBER OF                     10,000
               SHARES                 ------------------------------------------
            BENEFICIALLY              (8)  SHARED VOTING POWER
             OWNED BY
               EACH                        8,925,214
             REPORTING                ------------------------------------------
            PERSON WITH              (9)  SOLE DISPOSITIVE POWER

                                          10,000
                                     -------------------------------------------
                                    (10)  SHARED DISPOSITIVE POWER

                                          8,584,164
--------------------------------------------------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,935,214
--------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

         Not applicable.                                                   /__ /
--------------------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         51.0%
--------------------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A

CUSIP NO. 67082B 10 5                                         Page 5 of 10 Pages
--------------------------------------------------------------------------------
(1)     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Louis N. Mintz
--------------------------------------------------------------------------------
(2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) /__ /
        Not applicable.                                                (b) /__ /
--------------------------------------------------------------------------------
(3)     SEC USE ONLY

--------------------------------------------------------------------------------
(4)     SOURCE OF FUNDS (See Instructions)

        WC
--------------------------------------------------------------------------------
(5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e)

         Not applicable.                                                   /__ /
--------------------------------------------------------------------------------
(6)     CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
                                      (7)  SOLE VOTING POWER

             NUMBER OF                     10,000
               SHARES                 ------------------------------------------
            BENEFICIALLY              (8)  SHARED VOTING POWER
             OWNED BY
               EACH                        8,925,214
             REPORTING                ------------------------------------------
            PERSON WITH              (9)  SOLE DISPOSITIVE POWER

                                          10,000
                                     -------------------------------------------
                                    (10)  SHARED DISPOSITIVE POWER

                                          8,584,164

--------------------------------------------------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,935,214
--------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

         Not applicable.                                                   /__ /
--------------------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         51.0%
--------------------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

                              SCHEDULE 13D/A

CUSIP NO. 67082B 10 5                                         Page 6 of 10 Pages

--------------------------------------------------------------------------------
(1)     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        George A. Sawyer
--------------------------------------------------------------------------------
(2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) /__ /
        Not applicable.                                                (b) /__ /
--------------------------------------------------------------------------------
(3)     SEC USE ONLY

--------------------------------------------------------------------------------
(4)     SOURCE OF FUNDS (See Instructions)

        WC
--------------------------------------------------------------------------------
(5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e)

         Not applicable.                                                   /__ /
--------------------------------------------------------------------------------
(6)     CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
                                      (7)  SOLE VOTING POWER

             NUMBER OF                     10,000
               SHARES                 ------------------------------------------
            BENEFICIALLY              (8)  SHARED VOTING POWER
             OWNED BY
               EACH                        8,925,214
             REPORTING                ------------------------------------------
            PERSON WITH              (9)  SOLE DISPOSITIVE POWER

                                          10,000
                                     -------------------------------------------
                                    (10)  SHARED DISPOSITIVE POWER

                                          8,584,164

--------------------------------------------------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,935,214
--------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

         Not applicable.                                                   /__ /
--------------------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         51.0%
--------------------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A

CUSIP NO. 67082B 10 5                                         Page 7 of 10 Pages

--------------------------------------------------------------------------------

     This Schedule 13D/A ("Amendment No. 3") is being filed jointly pursuant to Rule 13d-1(k)(1) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, on behalf of Terrapin Partners Holding Company LLC, a Delaware limited liability company, John F. Lehman, Donald Glickman, Louis N. Mintz and George A. Sawyer (together, the "Reporting Persons"). This Amendment No. 3 is being filed to amend and supplement the
Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on November 1, 2001 (the "Original 13D"), as previously amended by filings with the SEC on February 22, 2002 ("Amendment No. 1") and October 8, 2002 ("Amendment No. 2"), with respect to the Common Stock, $0.01 per share (the "Common Stock"), of OAO Technology Solutions, Inc. (the "Issuer"). Capitalized terms used but not defined in this Amendment No. 3 have the meanings assigned thereto in the Original 13D, as amended by Amendment No. 1 and Amendment No. 2. Except as disclosed in this Amendment No. 3, the information contained in the Original 13D, as amended by Amendment No. 1 and Amendment No. 2, has not changed as of the date hereof. Item 4 is hereby amended and restated as set forth below, and Item 5 is amended to the extent set forth below:

     Item 4. Purpose of Transaction.

     On August 11, 2003 the Board of Directors of the Issuer (the "Board"), which is effectively controlled by the Reporting Persons and their affiliates, approved the exploration of the possibility of the Issuer engaging in a "going private" transaction at a proposed cash price of $2.75 per share (the "Potential Transaction"). On the same date, the Board approved the formation of a special committee of independent directors to investigate the feasibility of the Potential Transaction, the fairness of the proposed going private price and to ensure that the best interests of the Issuer and its unaffiliated stockholders are served.

     Except as set forth in the immediately preceding paragraph, the Reporting Persons have not made any specific plans or proposals with respect to the Potential Transaction, including the timing or structure of the Potential Transaction. Any such plans or proposals will be described in definitive materials furnished to the stockholders of the Issuer in connection with the consummation, if any, of the Potential Transaction.

     The consummation of the Potential Transaction will be subject to, among other things, (i) approval by the Board, (ii) the making of appropriate financing arrangements, (iii) negotiation and execution of definitive acquisition documents, (iv) satisfaction of all applicable regulatory and governmental requirements, and (iv) certain other conditions to which transactions of this type are customarily subject.

     Although the foregoing reflects the activities presently contemplated by the Reporting Persons with respect to the Issuer and its Common Stock, the foregoing is subject to change at any time and there can be no assurance that the Potential Transaction will be undertaken or completed.

     Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals which would result in or relate to any of the transactions, events or conditions described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D, though they reserve the right to develop such plans or proposals at any time. Additionally, the Reporting Persons reserve the right to purchase or dispose of shares of Common Stock at any time subject to applicable law.

     Item 5. Interest in Securities of the Issuer.

     Item 5 is amended by replacing paragraph (a)(ii) with the following paragraph:

     See Cover Page, Items 11 and 13. Mr. Lehman directly owns 10,000 shares of Common Stock. Mr. Lehman directly holds options to purchase 51,500 shares of Common Stock. Mr. Lehman does not directly own any shares of the Common Stock held by Subsidiary. 8,925,214 shares of Common Stock listed as beneficially owned by Mr. Lehman are

                            SCHEDULE 13D/A

CUSIP NO. 67082B 10 5                                         Page 8 of 10 Pages

--------------------------------------------------------------------------------

     the shares of Common Stock held by Subsidiary or subject to the Voting Agreement (as defined in this Item 5 below). Mr. Lehman may be deemed to control Holding Company and Subsidiary because he is both (A) a managing member of JFL Investors LLC, the general partner of JFLEI, which controls Holding Company and
(B) a member of the management committee of Holding Company, which is the managing member of Subsidiary.

     Item 5 is further amended by replacing paragraph (a)(iii) with the following paragraph:

     See Cover Page, Items 11 and 13. Mr. Glickman directly holds options to purchase 10,000 shares of Common Stock. Mr. Glickman does not directly own any shares of the Common Stock held by Subsidiary. Of the shares of Common Stock listed as beneficially owned by Mr. Glickman, 8,925,214 are the shares of Common Stock held by Subsidiary or subject to the Voting Agreement. Mr. Glickman may be deemed to control Holding Company and Subsidiary because he is both (A) a managing member of JFL Investors LLC, the general partner of JFLEI, which controls Holding Company and (B) a member of the management committee of Holding Company, which is the managing member of Subsidiary.

     Item 5 is further amended by replacing paragraph (a)(v) with the following paragraph:

     See Cover Page, Items 11 and 13. Mr. Sawyer directly holds options to purchase 10,000 shares of Common Stock. Mr. Sawyer does not directly own any shares of the Common Stock held by Subsidiary. Of the shares of Common Stock listed as beneficially owned by Mr. Sawyer, 8,925,214 are the shares of Common Stock held by Subsidiary or subject to the Voting Agreement. Mr. Sawyer may be deemed to control Holding Company and Subsidiary because he is a managing member of JFL Investors LLC, the general partner of JFLEI, which controls Holding Company.

     Item 5 is further amended by replacing the sixth and final paragraph of subsection (a) with the following paragraph:

     The aggregate percentage of shares of Common Stock reported in Item 13 of the Cover Page is based upon 17,514,209 shares of Common Stock outstanding as of June 30, 2003, as represented by the Issuer to the Reporting Persons on August 7, 2003.

     Item 5 is further amended by replacing paragraph (b)(ii) with the following paragraph:

     See Cover Page Items 7 through 10. Mr. Lehman has the sole power to vote or dispose of 51,500 shares of Common Stock issuable upon the exercise of options and 10,000 shares of Common Stock owned directly. Mr. Lehman does not have the sole power to vote or dispose of any shares of the Common Stock held by Subsidiary or subject to the Voting Agreement. Of the shares of Common Stock listed as beneficially owned by Mr. Lehman, 8,925,214 are the shares held by Subsidiary or subject to the Voting Agreement. For the reasons stated in paragraph (a)(ii) above, Mr. Lehman may be deemed to share the power to direct the voting of the shares of Common Stock held by Subsidiary and subject to the Voting Agreement.

         Item 5 is further amended by replacing paragraph (b)(iii) with the following paragraph:

     See Cover Page Items 7 through 10. Mr. Glickman has the sole power to vote or dispose of the 10,000 shares of Common Stock issuable upon the exercise of options. Mr. Glickman does not have the sole power to vote or dispose of any shares of the Common Stock held by Subsidiary or subject to the Voting Agreement. Of the shares of Common Stock listed as beneficially owned by Mr. Glickman, 8,925,214 are the shares held by Subsidiary or subject to the Voting Agreement. For the reasons stated in paragraph (a)(iii) above, Mr. Glickman may be deemed to share the power to direct

                                 SCHEDULE 13D/A

CUSIP NO. 67082B 10 5                                         Page 9 of 10 Pages

--------------------------------------------------------------------------------

the voting of the shares of Common Stock held by Subsidiary and subject to the Voting Agreement.

     Item 5 is further amended by replacing paragraph (b)(v) with the following paragraph:

     See Cover Page Items 7 through 10. Mr. Sawyer has the sole power to vote or dispose of the 10,000 shares of Common Stock issuable upon the exercise of options. Mr. Sawyer does not have the sole power to vote or dispose of any shares of the Common Stock held by Subsidiary or subject to the Voting Agreement. Of the shares of Common Stock listed as beneficially owned by Mr. Sawyer, 8,925,214 are the shares held by Subsidiary or subject to the Voting Agreement. For the reasons stated in paragraph (a)(v) above, Mr. Sawyer may be deemed to share the power to direct the voting of the shares of Common Stock held by Subsidiary and subject to the Voting Agreement.

                                 SCHEDULE 13D/A

CUSIP NO. 67082B 10 5                                        Page 10 of 10 Pages

--------------------------------------------------------------------------------

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                    TERRAPIN PARTNERS HOLDING COMPANY LLC


                    By:      /s/ Louis N. Mintz              August 12, 2003
                             ---------------------------
                             Louis N. Mintz
                             Authorized Person


                             /s/ John F. Lehman              August 12, 2003
                              --------------------------
                              John F. Lehman


                             /s/ Donald Glickman             August 12, 2003
                              --------------------------
                              Donald Glickman


                             /s/ George A. Sawyer            August 12, 2003
                              --------------------------
                              George A. Sawyer


                              /s/ Louis N. Mintz             August 12, 2003
                              --------------------------
                              Louis N. Mintz